July 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1996 and 1995, total revenues decreased slightly from $476,446 to $475,815 and total expenses decreased 3.4% from $363,285 to $351,030. As a result, net income increased 10.3% from $113,161 for the three month period ended June 30, 1995, to $124,785 for the same period in 1996. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.6% for the three month periods ended June 30, 1996, and 86.6% for the same period in 1995. Rental revenue remained constant. The Partnership is continuing its marketing effort to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $12,700 (3.9%) as a result of decreases in yellow pages advertising, office and salaries and wages expenses partially offset by an increase in maintenance and repair expenses. General and administrative expenses remained constant.

For the six month periods ended June 30, 1996, and 1995 total revenues increased 2.9% from $914,841 to $941,171 and total expenses decreased 0.1% from $713,514 to $712,589. As a result, net income increased 13.5% from $201,327 for the six months ended June 30, 1995, to $228,582 for the same period in 1996. Rental revenue increased as a result of higher occupancy and unit rental rates. Operating expenses decreased approximately $7,400 (1.2%) primarily as a result of decreases in yellow page advertising costs, office expenses and salaries and wages partially offset by increases in real estate tax and maintenance and repair expenses. General and administrative expenses increased approximately $6,500 (7%) primarily as a result of higher management incentive fees, which are based on cash available for distribution.

The General Partners will continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President